Date: January 31, 2018

Edwin Kim

Attorney-Advisor

Office of Information Technologies and Services

Securities and Exchange Commission

Re:	Apawthecary Pets USA Registration Statement on Form S-1 A1 Filed January 8, 2018 File No. 333-220503

In response to your letter dated January 23, 2018, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Apawthecary Pets USA (the “Company”). Amendment No. 2 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s January 23, 2018 letter in italicized text immediately before our response.

Item 3. Summary Information, page 5

1.	We note your response to prior comment 1 regarding your relationship with Apawthecary Pets Inc., a Canadian licensor and distributor of Apawthecary Pets products. Please clarify why you believe that Apawthecary Pets Inc. is not your affiliate given that you have a common officer and director in Bradley Kersch. Also, please clarify whether there is any overlapping ownership between the two entities and Solace Management.

Response: There is no overlapping ownership between Apawthecary Pets USA and Apawthecary Pets Inc. with Solace management Group Inc. Bradley Kersch is the sole officer and director of Solace Management Group Inc. Bradley Kersch is neither an officer nor a director of Apawthecary Pets Inc. The overlapping ownership is entirely between Apawthecary Pets USA and Solace Management Group Inc. Accordingly, Apawthecary Pets Inc. is not our affiliate. Apawthecary Pets Inc.’s sole shareholder and sole officer Tami Kersch has a 13% ownership in Apawthecary Pets USA and is married to Bradley Kersch the Company’s President, Director and significant shareholder.

2.	Your response to prior comment 2 indicates that you will abandon your Digital Programma Inc. and Digital Programma Systems business. Please revise to clarify whether you have already abandoned your digital media management software business. If not, please briefly describe your current operations as to your digital media management software business and whether it currently generates any revenue.

Response: We have revised our disclosure as follows: “Accordingly, the Company has abandoned its business related to Digital Programma Inc. and the Digital Programma System.”

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Item 11. Information with Respect to the Registrant Market Opportunity, page 35

3.	Please revise to clarify who has the rights to distribute Apawthecary products to China and other Asian markets. We note Exhibit 10.1 does not provide you with exclusive licensing rights to markets in Canada, China, Japan and Korea, and that Apawthecary Pets Inc. has exclusive rights to Canada. It is unclear whether you have unexclusive rights to distribute Apawthecary products to Asian territories.

Response: We have modified our disclosure with the following: “Apawthecary Pets USA has no rights to manufacture, distribute and sell Licensor’s current and future products in Canada, China, Japan and Korea.”

4.	In your response to prior comment nine, you reference that your R&D is performed by “Apawthecary Pets Canada.” Please revise to describe your business relationships and material agreements with Apawthecary Pets Inc. or Apawthecary Pets Canada. It is unclear whether your products will be purchased from Solace Management or Apawthecary Pets Inc. or whether you will manufacture and/or distribute your own products.

Response: Reference to Apawthercary Pets Cananda was made in error as there is no such entity. There are no agreements between Apawthecary Pets Inc. and Apawthecary Pets USA. We have revised our disclosure as follows: “The company will be manufacturing its products and introducing these products (see Product Overview, page 31) initially to the American market and will utilize all natural ingredients including but not limited to cannabidiol (CBD) derived from hemp as the active ingredient for anti-inflammatory and anti-anxiety supplements initially in the USA and in the future, worldwide (excluding Canada, China, Japan and South Korea). Apawthecary Pets USA has tremendous benefits by having continued R&D done by Solace Management Group Inc. This would include and not limited to new formulations and on-going updates in product development, expanding development into cat treats, horse treats and a full meal replacement bar for dogs. Apawthecary Pets USA will utilize its licensed proprietary procedures to infuse its products, this process allows pets to absorb the medicine and nutrients more effectively.”

Management’s Discussion and Analysis Capital Resources and Liquidity, page 50

5.	The revisions made on page 50 in response to our prior comment 11 do not include a discussion of the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Please revise accordingly. Refer to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

Response: We have revised our disclosure as follows: “As of August 31, 2017, we had $13,380 in cash as compared to $980 as of August 31, 2016. The funds available to the Company at August 31, 2017 will not be sufficient to fund the expenses related to our plan of operations and maintaining a reporting status beyond the next six months We are in the process of seeking additional equity financing in the form of private placements to fund our operations over the next 12 months and we have filed a registration statement on Form S-1 to raise $3,000,000 to fund our intended business operations.” and “As of November 30, 2017, we had $79,512 in cash as compared to $13,380 as at August 31, 2017. Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during the fiscal year ended August 31, 2018. However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.”

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Signatures, page 72

6.	Please clarify whether your principal financial officer, Bradley Kersch, is also your principal accounting officer or controller. If so, please revise to clarify that he is also signing the registration statement in his capacity as your principal accounting officer or controller. Please refer to the Instructions for Signatures on Form S-1.

Response: Bradley Kersch is our principle accounting officer. We have revised the signature page accordingly.

In addition to the revisions outlined in this letter, we have;

7.	Corrected the amount of loss on pages 5 and 11,

8.	Updated the COSO version to 2013 on page 10.

9.	Revised our disclosure on page 31 from “10-Q” to “10-K”

10.	Deleted any reference to a change in audit firms on page 52

11.	On page 56, disclosed the $100,000 license fee has not been paid.

Sincerely,

/s/ Brad Kersch	/s/ Aerock Fox
President Secretary

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